Exhibit C


JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT ("Agreement") is dated as of January
30, 2003, by and among Raymond S. Stolarczyk ("Raymond") and Bonnie
J. Stolarczyk ("Bonnie").

Raymond and Bonnie hereby agree to jointly file a statement on
Schedule 13D, together with any amendments thereto, with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership by the undersigned of certain interests in the common stock, par value $0.01 per share, of Fidelity Bancorp, Inc.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


RAYMOND S. STOLARCZYK
----------------------
/s/ Raymond S. Stolarczyk


BONNIE J. STOLARCZYK
----------------------
/s/ Bonnie J. Stolarczyk